UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AgroFresh Solutions, Inc.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Eric Ross

c/o Boulevard Acquisition Sponsor, LLC
399 Park Avenue, 6th Floor
New York, New York 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 7,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 7,723,665

11	Aggregate Amount Beneficially Owned by Each Person 7,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 14.3%

14	Type of Reporting Person CO

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 7,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 7,723,665

11	Aggregate Amount Beneficially Owned by Each Person 7,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 14.3%

14	Type of Reporting Person IN

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 7,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 7,723,665

11	Aggregate Amount Beneficially Owned by Each Person 7,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 14.3%

14	Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on March 21, 2014 and by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on July 31, 2015. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 4.                                                         Purpose of Transaction

Item 4 is hereby amended to add the following:

The text of Item 6 of this Amendment No. 3 is incorporated by reference into this Item 4.

Item 5.                                                         Interest in Securities of the Issuer

Items 5(a) through 5(b) are hereby amended and restated as follows:

(a)                                 The Reporting Persons may be deemed the beneficial owners of 7,723,665 shares of Common Stock representing approximately 14.3% of the outstanding shares of the Issuer’s Common Stock (consisting of 4,563,665 shares of Common Stock and 3,160,000 warrants to purchase shares of Common Stock).

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 50,703,587 shares of Common Stock outstanding as of March 2, 2017, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Commission on March 16, 2017.

(b)                                 By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 7,723,665 shares of Common Stock beneficially owned by the Sponsor.

Item 5(c) is hereby amended as follows:

(c)                                  On April 4, 2017, the Sponsor transferred 3,000,000 Private Placement Warrants to R&H, pursuant to the Agreement (as defined below).

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

Agreement

On April 4, 2017, the Sponsor, Avenue Capital Management II, L.P. (“Avenue”), Lasry, the Issuer, TDCC, R&C and certain other individuals entered into an Agreement (the “Agreement”).

Pursuant to the Agreement, Avenue or one or more of its affiliates agreed to provide a credit facility to the Issuer providing for loans of up to $50 million in the aggregate for use by the Issuer and its subsidiaries to consummate one or more acquisitions of any persons, business units, intellectual property or technology approved by Avenue prior to December 31, 2019, which approval may be provided or withheld by Avenue in its sole and absolute discretion. TDCC provided a commitment to provide loans to the Issuer of up to $50 million in the aggregate on the same terms and conditions as the commitment provided by Avenue. If both Avenue and TDCC approve the making of a loan under their respective credit facilities with respect to any approved acquisition, the terms and conditions of each such loan provided by Avenue or TDCC shall be identical to those of the loan provided by the other such party in all material respects, including the amounts loaned to the Issuer.

The Sponsor also agreed pursuant to the Agreement to transfer to R&H 3,000,000 Private Placement Warrants and the parties to the Agreement agreed to waive any and all transfer restrictions applicable to such transfer. The parties to the Agreement also agreed to waive any and all restrictions on the transfer of Common Stock and Private Placement Warrants to the extent necessary to permit the Sponsor to distribute or otherwise transfer shares of Common Stock or Private Placement Warrants to any member of the Sponsor.

The Sponsor, Avenue, Lasry and certain other parties to the Agreement agreed, subject to certain exceptions, to release TDCC and its affiliates (including R&H) from, and not to sue TDCC and its affiliates for, any claims relating to the Purchase Agreement and any other agreement entered into in connection therewith, and any and all transactions contemplated thereunder or in connection therewith. TDCC and its affiliates agreed to corresponding releases and covenants not to sue in favor of the Sponsor, Avenue, Lasry and their respective affiliates.

The Sponsor and Avenue further agreed that, for a period of three years from the date of the Agreement, none of their or their subsidiaries’ or affiliates’ respective directors, officers or senior executives would disparage, criticize or ridicule any of the Sponsor Holders (as such term is defined in the Agreement), and the Sponsor Holders agreed to a corresponding non-disparagement covenant in favor of the Sponsor and Avenue.

Letter Agreement

On April 4, 2017, the Sponsor, TDCC, the Issuer and R&H entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties thereto agreed to immediately terminate the Warrant Purchase Agreement, with no remaining liability thereunder of any party thereto. In addition, the Sponsor, in good-faith consultation with TDCC, agreed to work with the corporate governance and nominating committee of the Board to identify and recommend to the Board a qualified individual to fill a vacancy on the Board existing immediately following the completion of the Issuer’s 2017 annual meeting.

The foregoing descriptions of the Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement and the Letter Agreement, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Statement and are incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits

1.             Agreement, dated as of April 4, 2017, by and among the Issuer, Boulevard Acquisition Sponsor, LLC, The Dow Chemical Company, Rohm and Haas Company and the other parties thereto (filed as Exhibit 10.1 to the Issuer’s Report on Form 8-K on April 6, 2017 and incorporated by reference herein).

2.             Letter Agreement, dated as of April 4, 2017, by and among The Dow Chemical Company, the Issuer, Rohm and Haas Company and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.4 to the Issuer’s Report on Form 8-K on April 6, 2017 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2017

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Its: Managing Member

/s/ Marc Lasry
Marc Lasry

/s/ Sonia E. Gardner
Sonia E. Gardner